November 3, 2008

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Larry Spirgel, Assistant Director

Re:	Language Line, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 26, 2008

Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and
June 30, 2008
File No. 333-118753

Dear Mr. Spirgel:

Reference is made to your letter dated October 20, 2008, regarding comments provided by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Language Line Inc. with respect to the above referenced Form 10-K filing made by Language Line Inc. on March 26, 2008 and the Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008.

This is to confirm our conversation with Ms. Melissa Hauber, Senior Staff Accountant at the SEC and the extension of time to respond to no later than November 11, 2008. This extension should allow us to respond to the Staff’s comments.

We thank you for your prompt response to our request. Please direct any questions concerning this filing to the undersigned at 831-648-7171.

Sincerely,

/s/ Michael F. Schmidt
Michael F. Schmidt
Chief Financial Officer